SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 4, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

TIM

You, without borders.

2Q09

TIM Participações S.A

Webcasting - 2Q09 Results

August 4th, 2009

Agenda

- **Re-launch Plan: Key Actions and Results** — **L. Luciani**
- 2nd Quarter Results — C. Zezza
- Build a Solid Platform for the Future — L. Luciani

Re-launch Plan: Key Actions

	Actions in Course
1 Brand	**Repositioning** ▸ *Share of voice* increase ▸ New format to increase recall and brand linkage ▸ Coherence and brand recognition
2 Network	**Focus on 2G Service Quality :** ▸ 2G: excellence on voice quality ▸ 3G: "right on spot"
3 Caring	**Selectivity and Multi-channeling** ▸ Services improvement: better flow over demand ▸ Caring model evolution: service level vs. client value
4 Offering	**Distinctiveness and Innovation** ▸ Infinity pre and post ▸ "Azul" (DDD = local) ▸ Shock offering: "Recarga Imperdível" ▸ "TIM Único"
5 Sales Force	**"Back to Sales"** ▸ Grow again on post-paid and on pre-paid ▸ Sales Force development (rationalization / productivity) ▸ Value-based Commissioning
6 Efficiency	**Structural Rethinking** ▸ Revision of go-to-market models and processes ▸ Renegotiation with suppliers ▸ Growth financing and sustain profitability

7
- React to 2008's inertia on revenues:
  - minimizing impact on 2009...
  - ...and preserving profitability

Build a Solid Growth Platform for 2010

1 Brand: Share of Voice Increase; Growth of Recall, Appreciation and Brand Linkage

Brand

Greater Efforts in Communication...


% share of investment
Δ p.p.
TIM
Player 1
Player 2
Player 3
30%
32%
31%
30%
29%
26%
28%
28%
21%
24%
19%
17%
18%
15%
16%
16%
2006
2007
2008
1H'09
Ranking TIM
3°
3°
4°
1°
Δpp vs. leader
-6
-13
-14
0

... with Good Campaign Results


Target
TIM Terra Azul (May)
Manifesto Da Marca (Mar)
20
18
46
87
76
70
32
78
75
Recall
Appreciation
Brand Linkage

Source: Ibope Monitor/GRP, Data Folha, Synovate's Image Research

② Network: Improvement of Service and Network Quality

Network

2008 FY – Overall Service Quality

% target achieved in overall service quality, TIM vs. competitors


4Q '08: 90.2%
6
99.5%
98.0%
97.7%
95.1%
93.4%
91.6%
83.9%
Player 1
Player 2
Player 4
Player 5
Player 6
TIM
Player 3

Jan-Jun 2009 – Overall Service Quality

% target achieved in overall service quality, TIM vs. competitors


98.7% in June
2
99.9%
97.3%
97.0%
96.0%
93.4%
90.7%
76.9%
Player 1
TIM
Player 5
Player 6
Player 4
Player 2
Player 3

Network Service Quality

% target achieved in network quality , TIM vs. competitors

Main mobile operators

	Jan/09	Jun/09	Delta (p.p.)
TIM	84.1%	100.0%	+15.9
Player 1	100.0%	100.0%	0.0
Player 2	95.7%	98.6%	+2.9
Player 3	53.8%	50.0%	-3.8

% target achieved in TIM network quality


84.6%
84.1%
84.1%
96.7%
99.5%
99.5%
98.9%
100.0%
nov/08
dec/08
jan/09
feb/09
mar/09
apr/09
may/09
jun/09

Source: Anatel

③ Caring: Improvement in Customer Satisfaction

May 2009

Customer Satisfaction Evolution


TIM
Player 1
Player 2
Player 3
8.6
8.4
8.1
8.1
8.0
8.0
7.8
7.8
May 06
Oct 06
May 07
Oct 07
May 08
Oct 08
May 09

TIM: recovery of client satisfaction after a negative 2008

Post-paid *Heavy User*


May/08
Oct/08
May/09
+0.8
7.2
7.1
8.0
-
7.8
7.6
7.6
8.1
-
7.8
7.8
+0.4
7.8
7.5
7.9
TIM
Player 1
Player 2
Player 3

Post-paid


May/08
Oct/08
May/09
+0.8
7.5
7.3
8.1
+0.1
7.9
7.7
7.8
8.2
-
7.9
7.9
+0.3
7.8
7.7
8.0
TIM
Player 1
Player 2
Player 3

Pre-paid


May/08
Oct/08
May/09
+0.4
8.3
8.1
8.5
-
8.1
8.1
8.1
-
8.1
8.2
8.2
+0.3
8.2
7.8
8.1
TIM
Player 1
Player 2
Player 3

Evidences:
- Number / frequency of problems reduction
- Strong recovery in historically critical areas: SP countryside, RJ and Mid-West

Supporting Actions to the result:
- Offering:
  - Competitiveness in handset
  - Media presence
  - Infinity pre-paid plan
- CRM:
  - Pro-active replacement of handset based on value
  - Expansion of Premium cell
- Coverage: focus on areas with high concentration of high-value clients

Source: Customer Satisfaction Monitoring (Bridge Research)

4 Offering: Inversion of Market Share Erosion Trend

Ranking in net share | Offering

TIM Net Adds and Net Share

000's lines, %


2008
2009
29.1%
17.4%
% Net Share
1,729
1,282
Net Adds
2Q
2Q
Net share%
#1
#2
#1
37.7%
24.1%
32.2%
Apr 09
May 09
Jun 09

QoQ Speed up:

- Net addtion: 1.7mi 2Q vs. 0.7*mi in 1Q09
- ARPU: R$26.6 2Q vs. R$26.0 in 1Q09

TIM Market Share

% of market share


25.4
25.2
25.1
25.0
24.7
24.5
24.2
24.0
23.4
23.5
23.6
23.6
23.7
Clean-up: ~1Mln lines
Jun 2008
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2009
Feb
Mar
Apr
May
Jun

TIM Customer Base

Mln lines


33.8
34.2
34.7
35.2
35.8
36.1
36.4
36.5
35.7
36.1
36.4
37.1
37.8
Jun 2008
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2009
Feb
Mar
Apr
May
Jun

	Jun 2008	Jul	Aug	Sep	Oct	Nov	Dec	Jan 2009	Feb	Mar	Apr	May	Jun
Pre	27.0	27.3	27.8	28.4	29.0	29.3	29.8	30.1	29.5	29.9	30.3	30.9	31.6
Post	6.8	6.9	6.9	6.8	6.8	6.8	6.6	6.4	6.2	6.2	6.2	6.2	6.2

*excluding clean-up base

④ Offering: Infinity Offer Results

Offering

Infinity

Pre


INFINITY PRE


2009 Infinity pre-paid base
(000's lines)
5
~650
~1.600
~2.500
Mar
Apr
May
Jun

Post




% Infinity in gross post voice consumer
100%
~0%
34%
66%
Other plans
Infinity
May
Jun

⑤ Sales Force: Stop-loss of Value Customers Base (Post-paid)

Sales Force


Total Base
000's lines, 2009
Gross adds
Churn
Excluding ~1Mln lines clean-up
1Q*
Apr
May
Jun
Net Adds Reported
-
+
++
++

"Back to Sales"


Post-paid
2009
Excluding ~0,3Mln lines clean-up
Gross Adds
Churn
1Q*
Apr
May
Jun
Net Adds
- -
-
+
+

Post-paid Sales Re-launch


Pre-paid
2009
Gross Adds
Churn
Excluding ~0,7Mln lines clean-up
1Q*
Apr
May
Jun
Net Adds
+
+
++
++

Pre-paid Growth Speed up

* monthly average in 1Q

⑤ Sales Force: Speed up in Acquisition Dynamics with Focus on Value (Post-paid voice)

Sales Force


Gross Adds Post-paid (voice)
'08 vs. '09
"The Turnaround"
-46%
-34%
+2%
+13%
+42%
+29%
Jan
Feb
Mar
Apr
May
Jun


Consumer (voice)
Value, not volume
-62%
-47%
-20%
+12%
+41%
+27%
Jan
Feb
Mar
Apr
May
Jun


Business (voice)
-24%
-13%
+26%
+14%
+43%
+32%
Jan
Feb
Mar
Apr
May
Jun

⑤ Sales Force: Positive Balance on Post-Paid MNP

Sales Force

Gap MNP Post-paid

% MNP Port In/ Port Out

- Positive Balance on Consumer and Business segments


Consumer
Post-paid
Business
"Zero balance"
145%
120%
107%
113%
78%
69%
56%
55%
44%
40%
62%
46%
26%
25%
24%
23%
22%
14%
Jan
Feb
Mar
Apr
May
Jun

Regional Evolution

1. Focus: São Paulo
2. Positive balance : Northeast, Mid-West, RJ and South
3. Speed up in East


Jun '09
1Q09
4Q08
104%
115%
95%
127%
262%
210%
35%
120%
TSP
TSL
TLE
TRJ
TNE
TCO
TNO
TBR

Note: Mobile NP

⑥ Efficiency: Self-financing Brand Repositioning Plan and Commercial Re-launch


Total Cost
Δ% 09 vs. 08, BRGAAP
-5% 1Q
~0 2Q
-2% YTD
Breakdown Costs
Com-mercial
- 1% 1Q
2Q + 15%
YTD + 8%
Advertising & Promotions +41%
Commercial* +26%
Bad Debt -48%
Indus-trial
-6% 1Q
-14% 2Q
-10% YTD
Leased Lines +14%
Intercon-nection -20%
HR, IT and G&A
-9% 1Q
-10% 2Q
-10% YTD
Personnel -18%
G&A -6%


Bad Debt Evolution
% Net Services Revenue, BR GAAP
Improvement in acquisition quality
9.6%
6.8%
4.7%
4.1%
4.8%
3.6%
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09

Note: Excludes non organic effects: Embratel dispute agreement: - R$64 Mln (Mar/09); São Paulo inventories stolen : -R$21Mln (2Q09)
*Includes COGS, Selling, CRM and Marketing Expenses

⑦ Financials: Flat Revenues with Structural Increase of Profitability

Economics

Net Total Revenues


Δ% 09 vs. 08, BR GAAP
1Q
+ 0.6%
2Q
+ 3.7%
1H
+ 2.2%

Net Services Revenues


Δ% 09 vs. 08, BR GAAP
-0.5%
1Q
-1.2%
2Q
-0.8%
1H

Issue: neutralize 2008 negative waves (post and pre-paid)

EBITDA Growth


Δ% 09 vs. 08, BR GAAP
1Q
+14%
2Q
+16%
1H
+15%

EBITDA and EBITDA Margin


Δ basis points 09 vs. 08, BR GAAP
20.0%
22.3%
2008
2009
1Q
243
2Q
228
1H
237
+ 230 Basis points YoY

⑦ 1st Wave 2008: Loss of Post-paid Voice Base

TIM Post-paid Base (lines)


8Mln
6Mln
4Mln
6.8
6.2
Jun-08
Jun-09
Total market
25.3
29.0

TIM Post-paid Mix (%)


25%
20%
15%
20%
-4pp
16%
Jun-08
Jun-09

TIM Post-paid Market Share


30%
25%
15%
27%
-6pp
21%
Jun-08
Jun-09

Impact on Total Post-paid Revenues (FY 2009)

Loss of active voice post-paid lines: - 800K (Δ Jan 09 vs. Jan 08)

X

ARPU/ post-paid active voice lines: R$100


-R$0.5 bn in 1H
~ R$ 1 Bln
2008 Post-paid Revenues
Delta base
2009 Inertial Post-paid Revenues

Economics

⑦ 2nd Wave 2008: Reduction in Pre-paid Base with Promos

ARPU Promo base vs. Non-Promo base


ARPU
Promo
Non-Promo

Promo Active Base


Mln lines
-
2008's Average
Mar 2009

Non-Promo Active Base


Mln lines
+
2008's Average
Mar 2009

Impact on Total Pre-paid Revenues (FY 2009)


Bln R$
Mainly in 2Q
-
+
2008 Pre-paid Revenue
Promo Δ Base
Non-Promo Δ Base
2009 Inertial Pre-paid Revenue

⑦ Conclusions: First Signs of Gradual Improvement on Metrics

Back to growth...


Net Adds
Mln
+0.7*
+1.7
+150%
1Q09
2Q09
ARPU
R$
26.0
26.6
+2%
1Q09
2Q09
Revenues
R$ Bln
3.0
3.3
+10%
1Q09
2Q09
Service Revenue
R$ Bln
2.8
2.9
+4%
1Q09
2Q09

...while improving profitability


EBITDA
R$ Mln
609
736
+21%
1Q09
2Q09
EBITDA Margin
%
20.2
22.3
+210bps
1Q09
2Q09

* Net of clean-up

Agenda

- Re-launch Plan: Key Actions and Results — L. Luciani
- **2nd Quarter Results — C. Zezza**
- Build a Solid Platform for the Future — L. Luciani

2Q09's Main Results

- **Subscribers base:** quarterly growth of +4.8%, following a better gross addition (share of net adds of 29%)
- **Net Revenue growth:** R$ 3,304 Mln, +3.7% YoY; Net Service Revenue -1.2% YoY, following the post-paid base reduction and the mix deterioration in the last 12 months
  - On a quarterly basis, Total Net Revenue up +9.7%, and Net Service Revenue +4.0%
  - Gross VAS revenues: +12.5% QoQ e +21.7% YoY
  - Stop ARPU and MOU erosion on a quarterly basis
- **Structural efficient growth:** to finance the repositioning
  - Bad Debt strong improvement: -47.9% YoY, accounting for 3.6% of Net Services Revenue
  - Interconnection & Network: -14.1% YoY
  - Personnel and G&A: -9.0% YoY and Commercial: +24.6% YoY
- **Profitability improvement:** EBITDA of R$ 736 Mln, +15.5% YoY, Margin of 22.3% +230 bps YoY (and +210bps QoQ)
- **EBIT improvement:** R$ 88.6 Mln, +117% YoY and **Net Loss reduction:** -R$ 15 Mln vs. -R$144 Mln in 1Q09 and -R$66 Mln in 2Q08
- **Positive Operating Free Cash Flow:** R$ 407 Mln, +10% YoY…
- … with an **improvement in the Net Financial Position**: R$ 2,900 Mln, -R$117 Mln vs. 1Q09

Customer Base

Stop Market Share Erosion…


Million lines
Market Share (%)
25.4%
23.5%
23.7%
33.8
36.1
37.8
27.0
29.9
31.6
6.8
6.2
6.2
ΔY/Y
ΔQ/Q
+17.1%
+5.6%
-8.9%
+0,7%
2Q08
1Q09
2Q09
Post-paid
Pre-paid
CB YoY Growth (%)
23.1%
11.0%
11.9%

… through Revamp in Net Additions


Net Share (%)
17.4%
17.2*%
29.1%
Net Adds (000's)
1,282
~700*
(306)
1,729
Δ Net Adds
YoY: +35%
QoQ: +149%*
2Q08
1Q09
2Q09

* Excluding the impact of ~1MM clean-up

Revenues & KPI's

Net Revenues

R$ Mln


ΔY/Y
ΔQ/Q
3,186
3,012
3,304
+3.7%
+9.7%
2,971
2,823
2,936
-1.2%
+4.0%
215
189
368
+70.8%
+95.0%
2Q08
1Q09
2Q09
Net Service Revenue
Net Handset Revenue

	2Q08	1Q09	2Q09	ΔY/Y	ΔQ/Q
Gross VAS Rev.	397	430	483	+21.7%	+12.5%
% VAS/ Service Rev.	9.8%	11.2%	12.3%	+2.5pp	+1.1pp

Increased penetration of micro-browsing over total customers base

Service Revenue KPI's

ARPU
R$


29.8
26.0
26.6

	2Q08	1Q09	2Q09
YoY %	-13.8%	-11.7%	-11.0%
QoQ %	+1.2%	-13.1%	+2.1%

ARPM
R$

MOU
Min.


Δ YoY
Δ QoQ
0.30
0.37
0.36
22.2%
-2.2%
Δ YoY
Δ QoQ
-27.1%
+4.4%
100
70
73
2Q08
1Q09
2Q09

Commercial Efforts Maintained...

COGS


R$ Mln
Gross Adds
YoY: +20%
QoQ: +27%
+43.7%
+43.9%
325
324
467
2Q08
1Q09
2Q09

Selling Expenses


R$ Mln
+24.6%
+16.9%
666
709
829
Δ YoY
Advertising
84
115
119
≈1.4 x
2Q08
1Q09
2Q09

* Telesales Impact

...While Efficiency Plan Gets Traction...

Bad Debt


R$ Mln
-47.9%
-21.2%
60*
143
134
106
% of Net Serv. Revenues
2Q08
1Q09
2Q09
6.8%*
4.8%
3.6%

Personnel and G&A Costs


R$ Mln
-9.0%
-3.7%
277
261
252
2Q08
1Q09
2Q09

Interconnection & Network Costs


R$ Mln
-14.1%
-6.5%
1,073
985
921
2Q08
1Q09
2Q09

.. delivering EBITDA Growth

EBITDA


R$ Mln
+15.5%
+20.8%
637
609
736
2Q08
1Q09
2Q09
Margin %
20.0%
20.2%
22.3%

EBITDA Structurally Improve – Financing the Growth and the Repositioning

R$ Mln


637.2
(34.4)
152.6
(141.9)
(163.4)
151.7
97.4
36.9
736.0
~300
(~10% Serv. Rev.)
Investments on Growth
~290
(~10% Serv. Rev.)
Savings
+R$99 Mln
+15.5%
EBITDA 2Q08
Service Revenues
Handsets Revenues
COGS
Advertising & Sales
Network Expenses
Bad Debt
Other Expenses*
EBITDA 2Q09
Δ YoY
-1.2%
+70.8%
+43.7%
+24.6%
-14.1%
-47.9%
-13.1%
Margin %
20.0%
22.3%

* Other Expenses include: G&A, Personnel and Net Other Operating Expenses/Revenues

EBIT and Net Result – 2Q09

R$ Mln


EBITDA 2Q09
Depreciation & Amortization
EBIT
Net Financial Expenses
Taxes and Others
Net Result
736.0
(647.5)
88.6
(65.9)
(38.0)
(15.2)

	EBITDA 2Q09	Depreciation & Amortization	EBIT	Net Financial Expenses	Taxes and Others	Net Result
2Q08	637.2	(596.3)	40.8	(91.4)	(15.7)	(66.3)
YOY %	+15.5%	+8.6%	+116.9%	-27.9%	+141.1%	-77.0%
2Q09 vs. 2Q08	1.2x		2.2x			0.2x

Net Financial Position and Operating Free Cash Flow – 2Q09

Operating Free Cash Flow


R$ Million
736
93
(422)
% total revenues
12.3%
11.6%
+10%
407
371 *
EBITDA
ΔWork. Cap.
CAPEX
Operating FCF
2Q08

Net Debt


R$ Million
1Q09
Operating FCF
Non Op. FCF
2Q09
-117
~R$ 168 Mln of dividends
(3,017)
407
(289)
(2,900)

* Excluding 3G license

Gross Debt	R$ 3.67 billion (of which 68% long term) ~33% of total debt is denominated in foreign currency (fully hedged)
Average annual cost	10.95% in 2Q09 vs.11.64% in 2Q08 (and 12.47% in 1Q09)

Agenda

- Re-launch Plan: Key Actions and Results — L. Luciani
- 2nd Quarter Results — C. Zezza
- **Build a Solid Platform for the Future — L. Luciani**

Build a Solid Growth Platform

	Actions in Course
1 Brand	**Repositioning** ▸ *Share of voice increase* ▸ New format to increase recall and brand linkage ▸ Coherence and brand recognition
2 Network	**Focus on 2G Service Quality :** ▸ 2G: excellence on voice quality ▸ 3G: "right on spot"
3 Caring	**Selectivity and Multi-channeling** ▸ Services improvement: better flow over demand ▸ Caring model evolution: service level vs. client value
4 Offering	**Distinctiveness and Innovation** ▸ Infinity pre and post ▸ "Azul" (DDD = local) ▸ Shock offering: "Recarga Imperdível" ▸ "TIM Único"
5 Sales Force	**"Back to Sales"** ▸ Grow again on post-paid and on pre-paid ▸ Sales Force development (rationalization / productivity) ▸ Value-based Commissioning
6 Efficiency	**Structural Rethinking** ▸ Revision of go-to-market models and processes ▸ Renegotiation with suppliers ▸ Growth financing and sustain profitability

7

▸ React to 2008's inertia on revenues:
- minimizing impact on 2009...
- ...and preserving profitability

Build a Solid Growth Platform for 2010

Reshaping TIM Brasil: Build a Solid Growth Platform

	2008	2009
Brand Positioning	▸ **Loss of Preference** (-7 pp) and **Top of Mind** (-1 pp) ▸ **Ranking #6** in Quality (Anatel) ▸ Customer Satisfaction Index **decrease** (ranking **#3**)	▸ **Recovery in** - **Preference** - **Top of Mind** - **Quality of Services** (ranking Anatel) - **Customer Satisfaction**

Market Share


- 6 pp only at post
25.9%
25.4%
25.0%
24.2%
MS Total
Net adds pre
Net adds post voice
1Q08
2Q08
3Q08
4Q08


23.5%
23.7%
Reversal post-paid base erosion trend (value base)
1Q09
2Q09
3Q09 E
4Q09 E

Economics


R$ Bln
EBITDA Margin
18%
20%
24%
26%
Net Total Revenues
+6%
+5%
+6%
1Q08
2Q08
3Q08
4Q08


R$ Bln
20%
22%
+10%
Keep growing in revenue and profitability
1Q09
2Q09
3Q09 E
4Q09 E

Source: TIM internal data

The Path for 2009

1Q09

- Strategy: **Pure Mobile**
- Organization: new management Team
- **Advertising: new format** and greater **presence** in media
- **Network Quality**

Network and Brand recover

2Q09

- New portfolio **Offers:**
  - April (Infinity Pre, Da Vinci)
  - June (Infinity Post, "Único")
- **Sales channels Push** :
  - Back-to Post-paid
  - MNP Focus
- **Recovery of Customer Satisfaction**

Back to Sale

3Q09

- **Usage stimulus, MOU growth. Ex:**
  - "Recarga Imperdível"
  - LD Infinity
- **Market share** Increase :
  - **Post-paid Voice** (BU/CO)
  - **Infinity Pre-paid** Push
- **New Offers** (July)
  - 4 in 1
  - New "Imperdível"

Back to Talk

4Q09

- Commercial **Push** on **New Offer**
- Closing **Intelig** and capturing early **synergies**
- **Recovery of Top of Mind and Preference**

Back to Growth

Net Services Revenue
Δ YoY


-
-
+
++

Target: restructure the company, recovering strong positioning, sustaining profitability and cash flow

Improving Structural Efficiency of the Company

2009, BRGAAP


Commer-
cial
Δ YoY
+
+
08 vs 07
09* vs 08
HR, IT and
G&A
Δ YoY
+
-
08 vs 07
09* vs 08
Industrial
(Network)
Δ YoY
+
-
08 vs 07
09* vs 08

Strict Rigor in Bad Debt


% Net Service Revenue
2008
10%
7%
5%
4%
2009
4.8%
3.6%
1Q
2Q
3Q*
4Q*

Industrial Costs Variation


Δ YoY
ITX
Leased Lines
08 vs 07
+
++
09* vs 08
-
+
Intelig

- We do not sacrifice growth to increase profitability
- We do not "buy" growth by destroying value

* 2009 Estimate

Main Takeaways

2Q Achievements

- Repositioning on track:
  - Brand
  - Quality
  - Satisfaction
- Growth of net additions with ARPU increase
- Profitability preserve through efficiency
- QoQ improvement in all metrics

3Q Priorities

- Positioning
  - Stimulate Usage (MOU)
  - Post-paid
- Profitability and cash generation

Build a Solid Growth Platform for 2010